

May 23, 2007

Via Facsimile (212) 451-2222 and U.S. Mail

Ron S. Berenblat, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re: Pomeroy IT Solutions, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 16, 2007 by Flagg Street Capital LLC, et. al.**
> **File No. 000-20022**

Dear Mr. Berenblat:

We have reviewed the above-referenced filings and have the following comments.

Revised Preliminary Schedule 14A

Proposal No. 1 – Election of Directors, page 10

1.   In light of your response to comment 10, please revise your disclosure to more accurately reflect the facts described in your response. We note, for example, that you are *assuming* that two, not "many," analysts, who *may or may not* represent holders of the company's shares, were disappointed with the company's results.

The Nominees, page 16

2.   We note your response to comment 13 and we disagree. We note that you have affirmatively expressed the membership of Mr. Ruffolo and Mr. Press as part of a group in the Schedule 13D filed on April 3, 2007. All members of a group are deemed to have acquired beneficial ownership of all shares beneficially owned by any member of the group. See Rule 13d-5(b)(1). Please revise your disclosure.

Closing Comments

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions